Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE August 4, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Yago Gold-Silver Project Optioned

Almaden is pleased to announce that it has signed an option agreement with a private British Columbia company (“the Company”) which intends to go public within six months. The company can earn a total of 60% of the Yago project from Almaden by issuing a total of 600,000 shares of the public company to Almaden and incurring exploration expenditures of US$4,000,000 over seven years. The Company is committed to spending US$500,000 in the first eighteen months and has initiated a work program on the property.

The Yago project covers a large area of hydrothermal alteration characterised by acid-sulphate kaolinite-alunite alteration and spatially associated strataform replacement silica alteration. Both these styles of alteration occupy areas of relatively higher relief on the property and are interpreted to represent the original surface or paleo water table of the hydrothermal system. In areas of erosion beneath these styles of alteration, quartz veins are exposed that exhibit classic low-sulphidation epithermal textures such as banded and crustiform chalcedony and quartz crystallised from amorphous silica. The northern half of the Yago project is underlain by a series of at least five low-sulphidation epithermal veins named the La Sarda-San Juan, La Esperanza, La Magnolia, La Cucaracha and El Dragon. These structures are sub-parallel, southeast--dipping quartz-adularia veins that occur over an area of 1500 by 1200 metres. There has been limited production from each of these veins, but the majority of production has been from the La Sarda-San Juan vein. Based on fluid inclusion analyses, alteration mineralogy and geochemical data gathered the veins identified are interpreted to represent a very shallowly eroded epithermal gold-silver system. An IP geophysical survey has been carried out over this part of the property. This survey was particularly effective in delineating these structures as resistivity highs and extended the potential strike length of the La Sarda-San Juan Vein by 260 metres to the northeast. The resistivity high representing the vein extended to the northern boundary of the IP survey area. Subsequent prospecting identified banded chalcedonic quartz veining 550 metres northwest of the La Sarda-San Juan Vein workings.

Past drilling was limited to one of these veins, known as the La Sarda-San Juan vein. This past drilling consisted of 1,098.2 meters in six diamond drill holes on the La Sarda-San Juan vein, one of the four parallel veins of the northern portion of the project. Of these holes one was lost before it reached its target depth and in another hole the vein intersection was ground and not recovered. The drillholes that did intersect the La Sarda-San Juan structure indicate that the vein remains open at depth and extends approximately 170 metres northwest of known workings. Intersected widths of the vein ranged from 0.3 to 4.71 metres and grades were from 0.30 to 4.74 g/t Au. An independent review of the drilling determined that the recoveries of vein intersections averaged less than 30% in the drill program. The drilling information to date is thought not to have adequately tested the La Sarda-San Juan vein system. This interpretation, in addition to poor recoveries, is based on the geologic concept of a shallowly eroded vein system which needs to be tested deeper than the limited drill program reached.

The Esperanza vein system has not been tested by drilling. This vein system is parallel to, and is located roughly 500 meters east of the La Sarda-San Juan vein. Four grab rock samples of outcrop have been taken recently by an independent geologist on the Esperanza vein. These samples average 14.6 g/t Au and 167.1 g/t Ag and range from 4.9 to 23.3 g/t Au and 121.8 to 249.8 g/t Ag. The Esperanza vein has been traced over a strike length of over a kilometre.

Victor Jaramillo, P.Geo., working under contract to the company, is the qualified person, under the meaning of National Instrument 43-101, and has reviewed the data acquired on the Yago projects. Analyses were carried out by ALS Chemex and Acme Analytical Laboratories of Vancouver.

Almaden currently has twelve active joint ventures. This includes eight agreement under which other companies are earning an interest in the Almaden projects by spending, and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico. In addition, Almaden is continuing its aggressive exploration efforts in Mexico and Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

__________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.